Mail Stop 4561

September 10, 2009

Mr. William S. McKiernan
Chief Executive Officer
CyberSource Corporation
1295 Charleston Road
Mountain View, CA 94043

> **Re:** **CyberSource Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **Form 10-Q the Fiscal Quarter Ended June 30, 2009**
> **Filed on August 7, 2009**
> **File No. 000-26477**

Dear Mr. McKiernan:

We have reviewed your response letter dated July 17, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 15, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 36

1.   We note your response to prior comment 8 and continue to believe that you should provide enhanced disclosures to describe your accounting policy for each unit of accounting. In this regard, the information you provide in your response appears to contain details for each unit of accounting that would improve your

footnote disclosures. In future filings, please consider revising your revenue recognition policy disclosures to include some of the details from your response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 14

2.   We note your response to prior comment 5, as well as your revised disclosure of the key performance metrics in the Overview and accompanying Results of Operations that management follows. Please tell us what thought you have given to including a more robust discussion and analysis of material trends, opportunities, risk, and uncertainties, which not only introduce these topics but also present the actions management is taking to address such opportunities, challenges, and risks. For example, you disclose a key part of your growth strategy is international expansion, but you do not disclose any of the actions that you are taking to address this opportunity, such as expanding your UK-based operations to target new opportunities in Western Europe, including opening a development lab in Northern Ireland, or your recent opening of an office in Singapore to expand your presence in Asia outside of Japan. As another example, you disclose that reseller and partner channels are an increasingly important part of your sales strategy, but you do not discuss any number of new resellers or partners added in the quarter or the total number of such. See Section III.A of SEC Release 33-8350.

3.   Further, please tell us what thought you have given to explaining some of your key metrics, such as "authorization dollars processed," and how such metric is important to management in evaluating your performance.

Results of Operations

Three Months Ended June 30, 2009 and 2008, page 16

4.   In response to prior comment 6, you state that because you have such a diverse customer base across different industry verticals, it is difficult to definitely describe the underlying factors that contribute to a material change in revenues. However, in your earnings call for the second quarter of fiscal 2009 your Chief Executive Officer and Chief Financial Officer discussed a number of factors underlying material changes in revenues, in regard to both the 2% decrease in global acquiring revenues, such as the smaller installed base that more easily impacts revenues and a tough comparison to the second quarter of 2008 that included volumes from the presidential campaigns, and in regard to the increase in your payment gateway revenues, such as continuing market share gains and

increasing the attach rate for "value-added" services. Please include a discussion of the underlying factors contributing to a material change in revenues in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief